UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 9, 2019, announcing the results of the Company's General Shareholders’ Meeting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 9, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1

EURONAV GENERAL SHAREHOLDERS’ MEETING APPROVES 2018 DIVIDEND

ANTWERP, Belgium, 9 May 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav”) is pleased to announce that today the General Shareholders’ Meeting has approved the annual accounts for the year ended 31 December 2018, as well as the gross dividend of USD 0.06 per share. The dividend will be payable as from 24 May 2019. The shares will trade ex-dividend as from 15 May 2019 (record date 16 May 2019).

The dividend to holders of Euronext shares will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this dividend payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from Wednesday 15 May 2019 9 a.m. CET until Friday 17 May 2019 9 a.m. CET.

The General Shareholders’ Meeting further:

●	acknowledged the expiry of the term of office of Mr. Daniel R. Bradshaw today, with effect immediately after the General Shareholders’ Meeting;
●	acknowledged the receipt of the resignation of Mr. Patrick (Paddy) Rodgers, as Director of Euronav NV, with effect immediately after the General Shareholders’ Meeting;
●
resolved to appoint both Ms. Anita Odedra and Mr. Carl Trowell as Independent Directors for a term of two years, until and including the Ordinary General Meeting to be held in 2021. It appears from the information available to the Company and from information provided by them that the applicable legal requirements with respect to independence under Belgian law are satisfied. The General Shareholders’ Meeting acknowledges the determination by the Board of Directors that both Ms. Anita Odedra and Mr. Carl Trowell can be considered independent under SEC and NYSE rules;

●	acknowledged and ratified in so far as necessary the resignation of the Director Mr. William Thomson, with effect as of 12 June 2018;
●	resolved to re-convene the Extraordinary Meeting on 18 June 2019 11 a.m. CET due to non-compliance with the legally prescribed attendance quorum.

The minutes of the General Shareholders’ Meeting will be uploaded on Euronav’s website (www.euronav.com) in the “Investors” section under “General Assemblies”.

HUGO DE STOOP OFFICIALLY ASSUMES POSITION OF EURONAV CEO

Effective as from today, Hugo De Stoop has formally replaced Paddy Rodgers as CEO of Euronav. Hugo will be based in Euronav’s head office in Antwerp, Belgium.

Hugo De Stoop (Belgian, 1973) joined Euronav in September 2004 and was appointed Deputy CFO and Head of Investor Relations. He was nominated CFO as of January 2008, since when he has demonstrated sound involvement in strategic decision-making at Euronav. He has completed several acquisitions, including the counter-cyclical merger with Gener8 Maritime in 2018, and successfully led the Euronav IPO on the NYSE in 2015. Hugo also brings to his new role a vast experience with financial markets and investors, as well as interactions with boards of directors, in an international context.

ANITA ODEDRA AND CARL TROWELL JOIN EURONAV BOARD OF DIRECTORS

Mr. Daniel R. Bradshaw’s term of office as member of the Board of Directors has expired today, with effect immediately after the General Shareholders’ Meeting. Euronav would like to thank Mr. Bradshaw for his commitment and valuable insights during 15 years of service on the Euronav Board.

As a replacement to Mr. Bradshaw and Mr. Rodgers, the General Shareholders’ Meeting today approved the appointment of Mrs. Anita Odedra and Mr. Carl Trowell as members of the Board of Directors of Euronav, both as an Independent Director, with effect as from 9 May 2019.

Anita Odedra brings 25 years’ experience in the energy industry and is currently Chief Commercial Officer at Tellurian Inc. Prior roles include Executive Vice President at the Angelicoussis Shipping Group Ltd (ASGL) and Vice President, Shipping & Commercial Operations for Cheniere. Anita also spent 19 years at BG Group, latterly holding the position of VP. She began her career with ExxonMobil in 1993 as a Geoscience Analyst.

Anita was on the Board for the Society of International Gas Tanker and Terminal Operators (SIGGTO) from 2013 to 2016 and was Chair of GIIGNL’s Commercial Study Group from 2010 to 2015.

Since 2014, Carl Trowell was Chief Executive Officer of Ensco plc, a listed London-based offshore drilling company. He is also a member of its Board of Directors and has taken up the position of Executive Chairman in April 2019 upon the closing of the merger with Rowan PLC. Prior to joining Ensco, Carl was President of oilfield services company Schlumberger Ltd’s Integrated Project Management (IPM) and Schlumberger Production Management (SPM) businesses. He was promoted to this role after serving as President of Schlumberger Western GECO, the seismic division of Schlumberger. Prior to this role, he held a variety of international management positions within Schlumberger. Carl began his professional career in 1995 as a petroleum engineer with Royal Dutch Shell.

Carl has been a member of several industry advisory boards. He is on the advisory board of EVPE Private Equity since 2007, and in 2016 he became a Non-Executive Board Member of Ophir Energy plc.

“WE ARE EURONAV”: CORPORATE MOVIE

Euronav recently launched “We are Euronav”: a brand new Euronav corporate movie released online. Link to “We are Euronav”: https://youtu.be/GbpXBX_IXBQ.

The 2.5 minute movie showcases the activities, worldwide presence, endurance, commitment and expertise of today’s world’s leading crude oil shipping company, as employees work around the world in ways that are economically, socially and environmentally viable. As a team, Euronav maintains long-term relationships with oil majors by self-imposing increasingly higher standards of quality and reliability, while at the same time creating significant value for its stakeholders by strategically planning financial and investment decisions.

Hugo De Stoop, CEO at Euronav: “Shipping crude oil means providing the necessary component for everyday life. Bringing across the impact of our activities, our standards and values, as well as our pride of working for Euronav – in a most compelling way – can be challenging. These 2.5 minutes of footage say it better than a 1,000 words.”

For the movie, Euronav ships and staff are filmed in all seasons and in all corners of the world, sometimes in the most challenging weather conditions. This brings across a realistic view on the world of crude oil tanker shipping.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Half-year results 2019: Thursday 8 August 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.